Exhibit 99.1

Condensed Interim Consolidated
Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Stated in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024

Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2025 and 2024.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Nitin Kaushal"
President and Chair of the Board            Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2025 and October 31, 2024
(Unaudited — In thousands of Canadian dollars)

	Notes	2025	2024
		$	$

Assets
Current assets
Cash and cash equivalents		63,809	47,267
Marketable securities		64	712
Trade and other receivables	11	3,551	3,308
Inventory	10	31,258	29,338
Prepaid expenses and deposits	9	4,920	5,164
Total current assets		103,602	85,789
Non-current assets
Property and equipment	7	28,539	27,471
Right‐of‐use assets	26	35,563	36,525
Long term prepaid expenses and deposits	9	3,225	3,607
Intangible assets and goodwill	8	89,460	92,816
Total non-current assets		156,787	160,419
Total assets		260,389	246,208
Liabilities
Current liabilities
Accounts payable and accrued liabilities		21,829	22,150
Income tax payable		1,603	1,659
Deferred revenue	14	5,931	1,990
Interest bearing loans and borrowings	16	10,087	12,891
Current portion of notes payable	12	-	13,974
Current portion of lease liabilities	26	9,746	8,816
Derivative liability	15	6,863	-
Total current liabilities		56,059	61,480
Non-current liabilities
Notes payable	12	66	65
Lease liabilities	26	30,252	31,391
Deferred tax liability		290	284
Secured Debentures	17	12,308	7,476
Convertible debt	15	17,923	-
Total non-current liabilities		60,839	39,216
Total liabilities		116,898	100,696
Shareholders' equity
Share capital	19	302,968	300,643
Warrants	21	4,610	4,632
Contributed surplus		41,506	40,507
Accumulated other comprehensive income		6,785	6,848
Accumulated deficit		(214,466)	(209,358)
Equity attributable to owners of the Company		141,403	143,272
Non-controlling interest	29	2,088	2,240
Total shareholders' equity		143,491	145,512
Total liabilities and shareholders' equity		260,389	246,208
Contingent liability (Note 28)
Subsequent Events (Note 30)

3

High Tide Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Nine months ended
	Notes	2025	2024	2025	2024
		$	$	$	$
Revenue	6, 24	149,690	131,685	429,955	384,011
Cost of sales		(109,599)	(96,231)	(318,953)	(277,264)
Gross profit		40,091	35,454	111,002	106,747
Expenses
Salaries, wages and benefits		(18,288)	(16,667)	(53,345)	(47,999)
Share-based compensation	20	(824)	(881)	(3,249)	(2,225)
General and administration		(6,623)	(4,815)	(18,954)	(15,980)
Professional fees		(2,301)	(1,749)	(5,800)	(5,815)
Advertising and promotion		(592)	(1,178)	(2,534)	(3,154)
Depreciation and amortization	7,8, 26	(6,080)	(5,678)	(17,807)	(20,031)
Interest and bank charges		(1,644)	(1,431)	(4,575)	(3,709)
Total expenses		(36,352)	(32,399)	(106,264)	(98,913)
Income from operations		3,739	3,055	4,738	7,834
Other income (expenses)
Gain on extinguishment of financial liability		-	-	-	79
Loss on revaluation of marketable securities		-	(12)	-	(89)
Finance and other costs	18	(2,676)	(1,693)	(8,973)	(6,977)
Gain on extinguishment of put option liability		-	159		569
Loss on foreign exchange		(120)	(19)	(221)	(19)
Other gain (loss)		1	6	(41)	(331)
Loss on debentures		-	-	-	(515)
FV change in derivative liability		(43)	-	(43)
Total other expenses		(2,838)	(1,559)	(9,278)	(7,283)
Income (loss) before taxes		901	1,496	(4,540)	551
Income tax expense		(69)	(303)	(153)	(308)
Deferred income tax (expense) recovery		-	(368)	-	748
Net income (loss)		832	825	(4,693)	991
Other comprehensive income (loss)
Translation difference on foreign subsidiary		100	100	(63)	532
Total comprehensive income (loss)		932	925	(4,756)	1,523

Net income (loss) attributed to:
Owners of the company		598	717	(5,108)	352
Non-controlling interest	29	234	108	415	639
		832	825	(4,693)	991

Comprehensive (loss) income attributed to:
Owners of the company		699	916	(5,180)	711
Non-controlling interest	29	233	9	424	812
		932	925	(4,756)	1,523

(Loss) income per share
Basic and diluted	22	0.01	0.01	(0.06)	—

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2023		288,027	12,740	30,749	717	5,257	(205,934)	131,556	2,110	133,666

Issued to pay fees in shares		1,331	-	-	-	-	-	1,331	-	1,331
Purchase of Queen of bud - paid in shares		900	-	-	-	-	-	900	-	900
Acquisition of non-controlling interest - NuLeaf		-	-	-	-	-	196	196	(196)	-
Issuance of share for settlement of convertible debentures		5,025	-	-	-	-	-	5,025	-	5,025
Issuance of shares through ATM		3,154	-	-	-	-	-	3,154	-	3,154
Revaluation of Convertible Debt		-	-	-	(525)	-	525	-	-	-
Share-based compensation		-	-	2,225	-	-	-	2,225	-	2,225
Share issuance costs		(75)	-	-	-	-	-	(75)	-	(75)
RSUs vested		929	-	(929)	-	-	-	-	-	-
Warrants exercised		79	(28)	28	-	-	-	79	-	79
Warrants expired		-	(8,008)	8,008	-	-	-	-	-	-
Options exercised		110	-	(76)	-	-	-	34	-	34
Settlement of escrow shares		-	-	(219)	-	-	-	(219)	-	(219)
Cumulative translation adjustment		-	-	-	-	532	-	532	-	532
Settlement of Convertible Debenture		-	-	-	(192)	-	192	-	-	-
Net income for the period		-	-	-	-	-	352	352	639	991
Balance, July 31, 2024		299,480	4,704	39,786	-	5,789	(204,669)	145,090	2,553	147,643
Balance, October 31, 2024		300,643	4,632	40,507	-	6,848	(209,358)	143,272	2,240	145,512
Opening balance, November 1, 2024
Issuance of shares through ATM	19	52	-	-	-	-	-	52	-	52
Share-based compensation	20	-	-	3,249	-	-	-	3,249	-	3,249
Share issuance costs	19	(274)	-	-	-	-	-	(274)	-	(274)
RSUs vested	19	2,007	-	(2,007)	-	-	-	-	-	-
Warrants exercised	21	84	(22)	-	-	-	-	62	-	62
Options exercised	19	456	-	(243)	-	-	-	213	-	213
Cumulative translation adjustment		-	-	-	-	(63)	-	(63)	-	(63)
Partner distributions		-	-	-	-	-	-	-	(567)	(567)
Net loss for the period		-	-	-	-	-	(5,108)	(5,108)	415	(4,693)
Balance, July 31, 2025		302,968	4,610	41,506	-	6,785	(214,466)	141,403	2,088	143,491

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2025	2024
Operating activities		$	$
Net (loss) income		(4,693)	991
Income tax expense		153	308
Deferred income tax recovery		-	(748)
Accretion expense	18	469	3,031
Amortization of issuance fees on Secured debentures	18	271	-
Lease investment write-off		-	179
Depreciation and amortization	7, 8, 26	17,807	20,031
Share-based compensation	20	3,249	2,225
Loss on revaluation of marketable securities		-	89
Gain on revaluation of put option liability		-	(569)
Loss on extinguishment of debenture		-	515
Loss on foreign exchange		221	19
Gain on extinguishment of financial liability		-	(79)
FV change in derivative liability		43	-
Other losses		41	331
		17,561	26,323
Changes in non-cash working capital
Trade and other receivables		(243)	4,936
Inventory		(1,920)	(3,094)
Prepaid expenses and deposits		626	(2,169)
Accounts payable and accrued liabilities		(321)	(785)
Income tax payable		(56)	-
Deferred revenue	14	3,941	684
Net cash provided by operating activities		19,588	25,895

Investing activities
Purchase of property and equipment	7	(7,180)	(6,744)
Purchase of intangible assets	8	(123)	(500)
Purchase to obtain right-of-use assets		(222)	(492)
Proceeds from marketable securities		648	125
Net cash used in investing activities		(6,877)	(7,611)

Financing activities
Repayment of interest bearing loans and borrowings	16	(2,804)	(2,397)
Repayment of notes payable		(14,172)	(731)
Proceeds from convertible debt		24,790	-
Repayment of convertible debentures		-	(3,512)
Lease liability payments	26	(7,397)	(8,494)
Share issuance costs	19	(274)	(75)
Partner distributions		(567)	-
Proceeds from equity financing through ATM	19	52	3,154
Warrants exercised	19	62	79
Options exercised		220	34
Proceeds from secured debentures		4,360	-
Net cash provided by (used in) financing activities		4,270	(11,942)

Effect of foreign exchange on cash		(439)	(1,209)

Net increase in cash		16,542	5,133
Cash and cash equivalents, beginning of period		47,267	30,121
Cash and cash equivalents, end of period		63,809	35,254

Supplemental cash flow information		2025	2024
Cash Interest Received		297	223
Cash Interest Paid		5,057	4,449
Cash Taxes Paid		201	638

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
1. Nature of operations
High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company with bricks-and-mortar stores and global e-commerce assets. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4.
High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.
2. Basis of preparation
A. Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended October 31, 2024 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.
These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 15, 2025.
B. Basis of measurement
These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.
C. Currencies and foreign exchange
The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the condensed interim consolidated statements of income (loss) and other comprehensive income (loss) and as a separate component of shareholders’ equity on the condensed interim consolidated statements of changes in equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
D. Basis of consolidation
Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the annual consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the condensed interim consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	100%	U.S. Dollar
Halo Kushbar Retail Inc.	100%	Canadian Dollar
Nuleaf Naturals LLC	100%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
2629268 Alberta ltd.	87.5%	Canadian Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd. (Blessed CBD)	80%	British Pound Sterling
High Tide Germany GmbH	100%	European Euro

3. Accounting policies
The material accounting policies applied in the preparation of the condensed interim consolidated financial statements for the three and nine months ended July 31, 2025, and July 31, 2024 are consistent with those applied and disclosed in Note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2024.
Effective November 1, 2024, the Company adopted amendments to IFRS 16, Leases which clarifies the subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The adoption of the amendments did not have a material impact on the Company's condensed interim consolidated financial statements.
Effective November 1, 2024, the Company adopted amendments to IAS 1, which clarifies the criteria for classifying liabilities with covenants as current or non-current. The adoption of the amendments did not have a material impact on the Company’s condensed interim consolidated financial statements.
For comparative purposes, the Company has reclassified certain items on the comparative condensed interim consolidated statements of income (loss) and comprehensive income (loss), and statements of financial position to conform with current period’s presentation.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
4. Significant accounting judgement, estimates and assumptions
The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. But for the new junior secured convertible debt, all significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements are consistent as those applied to and presented in note 4 of the annual consolidated financial statements for the period ended October 31, 2024.
Significant judgements relating to the junior secured convertible debt include classification conclusions for conversion/prepayment features (not separated) and warrants (derivative liability), and estimation uncertainty related to expected volatility (Level 3) and the EIR used for amortized cost.
5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
A.    Cantopia (Millcreek) acquisition (Prior year)
On June 25, 2024, the Company closed the acquisition of 100% of one retail cannabis store previously operated by Cantopia at 6400 Millcreek Drive, Mississauga, Ontario. Pursuant to the terms of the Arrangement, the consideration was comprised of $600 in cash with 25% of the purchase price withheld in escrow for one year after the date of the agreement to cover potential post-closing adjustments.
In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2024, Cantopia accounted for $450 in revenues and $70 in net loss.

Total consideration	$
Cash	600
600

Purchase price allocation
Leasehold improvements	50
Office equipment and computers	6
Right of use asset	292
Inventory	41
License	4
Goodwill	499
Lease liability	(292)
600

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
6. Revenue from contracts with customers

For the three months ended July 31	2025	2024	2025	2024	2025	2024
	Bricks-and-mortar	Bricks-and-mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	145,792	123,092	-	-	145,792	123,092
USA	-	-	3,746	8,153	3,746	8,153
International	-	-	152	440	152	440
Total revenue	145,792	123,092	3,898	8,593	149,690	131,685

Major products and services
Cannabis and Hemp-derived products	130,662	111,773	1,301	3,894	131,963	115,667
Consumption accessories	3,240	2,682	2,504	4,290	5,744	6,972
Data analytics, advertising and other revenue	11,890	8,637	93	409	11,983	9,046
Total revenue	145,792	123,092	3,898	8,593	149,690	131,685

Timing of revenue recognition
Transferred at a point in time	145,792	123,092	3,898	8,593	149,690	131,685
Total revenue	145,792	123,092	3,898	8,593	149,690	131,685

For the nine months ended July 31	2025	2024	2025	2024	2025	2024
	Bricks-and-mortar	Bricks-and-mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	414,597	353,922	-	-	414,597	353,922
USA	-	-	14,746	28,684	14,746	28,684
International	-	-	612	1,405	612	1,405
Total revenue	414,597	353,922	15,358	30,089	429,955	384,011

Major products and services
Cannabis and Hemp-derived products	370,069	319,329	5,564	13,204	375,633	332,533
Consumption accessories	10,157	9,381	9,546	16,292	19,703	25,673
Data analytics, advertising and other revenue	34,371	25,212	248	593	34,619	25,805
Total revenue	414,597	353,922	15,358	30,089	429,955	384,011

Timing of revenue recognition
Transferred at a point in time	414,597	353,922	15,358	30,089	429,955	384,011
Total revenue	414,597	353,922	15,358	30,089	429,955	384,011
(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2023	5,739	3,859	42,333	38	3,575	55,544
Additions	970	-	7,110	2	135	8,217
Additions from business combinations	6	-	50	-	-	56
Foreign currency translation	(38)	-	(17)	-	-	(55)
Balance, October 31, 2024	6,677	3,859	49,476	40	3,710	63,762

Additions	534	11	6,595	-	90	7,230
Foreign currency translation	22	(20)	(8)	-	-	(6)
Balance, July 31, 2025	7,233	3,850	56,063	40	3,800	70,986

Accumulated depreciation
Opening balance, November 1, 2023	3,167	1,629	23,101	15	490	28,402
Depreciation	844	584	6,175	-	222	7,825
Foreign currency translation	7	-	57	-	-	64
Balance, October 31, 2024	4,018	2,213	29,333	15	712	36,291

Depreciation	810	140	5,016	3	190	6,159
Foreign currency translation	16	(13)	(6)	-	-	(3)
Balance, July 31, 2025	4,844	2,340	34,343	18	902	42,447

Net Book Value, October 31, 2024	2,659	1,646	20,143	25	2,998	27,471
Net Book Value, July 31, 2025	2,389	1,510	21,720	22	2,898	28,539
(i)As at July 31, 2025, the Company had a balance of $1,422 (October 31, 2024 - $1,199) in assets under construction in Leasehold Improvements. These amounts related to Canadian retail locations not yet in operation.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
8. Intangible assets and goodwill

	Software	Licenses	Brand name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2023	11,310	46,269	8,948	76,203	142,730
Additions	603	(125)	1,000	(96)	1,382
Additions from business combinations	-	4	-	499	503
Impairment loss	-	-	(1,497)	(3,467)	(4,964)
Foreign currency translation	73	-	134	234	441
Balance, October 31, 2024	11,986	46,148	8,585	73,373	140,092
Additions	123	-	-	-	123
Foreign currency translation	96	-	5	(64)	37
Balance, July 31, 2025	12,205	46,148	8,590	73,309	140,252

Accumulated depreciation
Opening balance, November 1, 2023	6,291	32,954	-	-	39,245
Amortization	2,168	5,705	142	-	8,015
Foreign currency translation	16	-	-	-	16
Balance, October 31, 2024	8,475	38,659	142	-	47,276
Amortization	1,610	1,727	150	-	3,487
Foreign currency translation	29	-	-	-	29
Balance, July 31, 2025	10,114	40,386	292	-	50,792

Net Book Value, October 31, 2024	3,511	7,489	8,443	73,373	92,816
Net Book Value, July 31, 2025	2,091	5,762	8,298	73,309	89,460
During the three and nine months ended July 31, 2025, the Company evaluated for indicators of impairment and determined that no indicators were present.

9. Prepaid expenses and deposits

As at	July 31, 2025	October 31, 2024
	$	$
Deposits on cannabis retail outlets	2,393	3,026
Prepaid insurance and other	3,923	2,384
Prepayment on inventory	1,829	3,361
Total	8,145	8,771
Less current portion	(4,920)	(5,164)
Long-term	3,225	3,607
10. Inventory

As at	July 31, 2025	October 31, 2024
	$	$
Finished goods	30,658	28,871
Work in process	127	25
Raw material	833	775
Provision for obsolescence	(360)	(333)
Total	31,258	29,338

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
11. Trade and other receivables

As at	July 31, 2025	October 31, 2024
	$	$
Trade account receivable	4,299	3,833
Allowance for doubtful accounts	(748)	(525)
Total	3,551	3,308
12. Notes Payable

As at	July 31, 2025	October 31, 2024
	$	$
Notes payable (i) (ii)	—	13,974
Other	66	65
Total	66	14,039
Less current portion	—	(13,974)
Long-term obligation	66	65
(i) On April 2, 2024 , the Company entered into a non-interest bearing note payable with former minority owners of Nuleaf to settle the exercise of the put option. The note payable was entered into on April 2, 2024, in the amount of $1,878 for a period of 15 months. The Company paid the loan in full in June 2025. For the three and nine months ended July 31, 2025, the Company made payments of $285 and $1,180 (July 31, 2024: $428 and $571) and incurred accretion expense in the amount of $7 and $84 (July 31, 2024: $83 and $114).

(ii) On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included a note payable to Opaskwayak Cree Nation (“OCN”). The note payable was valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. The Company paid the $13,000 loan in full on December 31, 2024. For the nine months ended July 31, 2025, the Company incurred interest in the amount of $216 (July 31, 2024: $975) and accretion of $87 (July 31, 2024: $354) in relation to the loan.

13. Accounts payable and accrued liabilities

As at	July 31, 2025	October 31, 2024
	$	$
Accounts payable	6,244	8,055
Accrued liabilities	9,559	9,752
Sales tax payable	6,026	4,343
Total	21,829	22,150
14. Deferred Revenue

As at	July 31, 2025	October 31, 2024
	$	$
Data analytics revenue	4,380	843
Other	1,551	1,147
Total	5,931	1,990

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
15. Convertible debt and derivative liability
Nature and key terms
On July 16, 2025, the Company entered into a non-revolving $30,000 junior secured term loan with a subsidiary of Cronos Group Inc. (the “Lender”). An original issue discount (“OID”) of 16% ($4,800) was retained by the Lender; the Funded Amount received by the Company was $25,200. Interest accrues at 4% per annum on the full $30,000 principal (inclusive of OID), payable quarterly in arrears on the last day of each quarter. The loan matures five years from closing and is prepayable at the Company’s option without penalty.
Conversion feature
While outstanding, the Lender may from time to time deliver a Conversion Offer to convert all or part of the Funded Amount only (principal net of OID) into common shares at $4.20 per share (the “Conversion Price”). The Company has 10 Business Days to accept or reject each Conversion Offer; if not accepted, it is deemed rejected. A 10% beneficial-ownership cap applies unless TSXV clearances are obtained.
Warrants
In connection with the loan, the Lender received 3,836,317 detachable warrants with a fixed exercise price of $3.91 per share. Warrants are exercisable for cash or, at the Company’s option, on a cashless basis; standard anti-dilution adjustments apply.
Security, ranking and covenants
The obligations are junior-secured and guaranteed by designated subsidiaries, ranking behind prior-ranking senior security under inter-creditor arrangements. The agreement includes financial covenants. The Company was in compliance with all covenants as at July 31, 2025.
Accounting policy and classification
•Prepayment option: Not separated; management determined negligible fair value at inception.
•Conversion option: Not separated; management determined negligible fair value at inception.
•Host loan (amortized cost): Recognized initially at fair value minus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method (EIR).
•Detachable warrants: Classified as a derivative financial liability and measured at FVTPL (due to settlement mechanics/adjustments).
•Transaction costs of $731 were incurred; $533 was allocated to the amortized-cost loan (deducted from its initial carrying amount) and $198 related to the FVTPL warrant liability (expensed in profit or loss at inception).

Initial recognition (July 16, 2025)
$
Gross principal	30,000
Less: OID	(4,800)
Net proceeds	25,200
Less: transaction costs allocated to loan (amortized cost)	(533)
Less: Initial fair value of warrant liability	(6,820)
Initial carrying amount — loan (residual)	17,847

Transaction costs allocated to warrants (FVTPL) — expensed	(198)

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

Subsequent measurement to July 31, 2025
$
Loan (amortized cost)	17,847
Accretion expense	76
Closing carrying amount (July 31)	17,923

Cash interest paid	-
Interest expense	49

Warrant liability (FVTPL)
$
Initial recognition (3,836,317 @ C$1.78)	6,820
Remeasurement (3,836,317 @ C$1.79)	6,863
Fair value gain (loss) recognized in profit or loss	43
Transaction costs expensed (at inception)	198
The convertible debt is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.
16. Interest bearing loans and borrowings

As at	July 31, 2025	October 31, 2024
	$	$
Connect First loan	10,087	12,891
Total	10,087	12,891
During the three and nine months ended, July 31, 2025, the Company incurred interest of $200 and $690 (July 31, 2024: $342 and $1,096) and paid $965 and $2,804 (July 31, 2024: $821 and $2,397) as principal in relation to the outstanding interest bearing loans and borrowings.
As at July 31, 2025, the Company has met all the covenants attached to the loan.
17. Secured Debentures

As at	July 31, 2025	October 31, 2024
	$	$
Face value of secured debentures	15,000	10,000
Unamortized discount	(1,239)	(911)
Unamortized issuance fees	(1,453)	(1,613)
Total	12,308	7,476
On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at a 10% discount and received net cash proceeds of $4,449.
On July 31, 2024, the Company issued 230,760 shares for consideration of $800 in connection with the secured debenture facility.
For the three and nine months ended July 31, 2025, the Company incurred interest in the amount of $347 and $1,333 (July 31, 2024: $nil and $nil) and accretion expense of $74 and $213 (July 31, 2024: $nil and $nil) In addition, the Company recorded amortization expense of issuance fees of $99 and $271 (July 31, 2024 - $nil and $nil).
This secured debenture is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
18. Finance and other costs

	Three months ended July 31,		Nine Months Ended July 31,
	2025	2024	2025	2024
	$	$	$	$
Accretion on Convertible Debt	77	32	77	193
Accretion on Notes payable	14	212	179	494
Accretion on Debentures	74	-	213	-
Accretion on lease liabilities	935	762	2,816	2,344
Amortization of issuance fees on Secured debentures	99	-	271	-
Interest on notes payable	-	333	218	1,009
Interest on Debentures	347	-	1,333	-
Interest on interest bearing borrowings	200	342	690	1,096
Interest on convertible debt	49	-	49	-
Transaction and other costs for the period	881	12	3,127	1,841
Total	2,676	1,693	8,973	6,977

19. Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2023	75,299,147	288,027
Issued to pay fees in shares	658,754	1,331
Purchase of Queen of Bud - paid in shares	378,486	900
Issuance of shares through ATM(i)	1,057,300	3,154
Issuance of share for settlement of convertible debentures	2,491,345	5,025
Vested restricted share units (RSU)	486,335	929
Share issuance cost	—	(97)
Options exercised	80,290	216
Warrants exercised	104,600	358
Issuance of shares in connection with secured debentures	230,760	800
Balance, October 31, 2024	80,787,017	300,643
Issuance of shares through ATM(i)	11,600	52
Vested restricted share units (RSU)	687,747	2,007
Share issuance cost	—	(274)
Options exercised	121,058	456
Warrants exercised	22,800	84
Balance, July 31, 2025	81,630,222	302,968
(i)On August 31, 2023, the Company announced that it established a new at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $30,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. For the three and nine months ended July 31, 2025, a total of $nil and $52 (July 31, 2024: $3,151 and $3,154) has been raised through the program. The ATM program expires in September 2025.

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
20. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been updated to 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
It is the Company's intention for the stock options it grants, to generally vest one-fourth on each of the first, second, third and fourth, six-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.
Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	For the nine months ended July 31, 2025		For the year ended October 31, 2024
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance, beginning of the period	3,080,452	2.97	4,590,980	3.94
Granted	219,500	3.27	234,000	2.67
Exercised	(227,500)	2.72	(114,750)	1.86
Forfeited or expired	(414,370)	4.93	(1,629,778)	5.74
Balance, end of the period	2,658,082	2.67	3,080,452	2.97
Exercisable, end of the period	1,790,089	2.63	1,693,346	3.19
For the three and nine months ended July 31, 2025, the Company recorded share-based compensation related to options of $181 and $566 (three and nine months ended July 31, 2024: $323 and $1,436).

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
Range of exercise price
$1.53 - $2.46	242,500	0.53	1.87	242,500	1.87
$2.47- $2.75	2,151,834	1.21	2.74	1,525,839	2.74
$2.76 - $3.44	263,748	2.36	3.20	24,250	2.99
$1.53 - $6.25	2,658,082	1.45	2.72	1,792,589	2.66
(b) Restricted share units ("RSUs") plan
For the three and nine months ended July 31, 2025, the Company recorded share-based compensation related to RSUs of $643 and $2,683 (three and nine months ended July 31, 2024:$558 and $789).

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Number of shares
As at	July 31, 2025	October 31, 2024
	#	#
Opening balance, beginning of the period	687,747	486,335
Granted	918,688	687,747
Vested and issued	(687,747)	(486,335)
Balance, end of the period	918,688	687,747
(c) Escrow shares

	Number of shares
As at	July 31, 2025	October 31, 2024
	#	#
Opening balance, beginning of the period	-	541,616
Forfeited or expired	-	(90,933)
Released from escrow	-	(450,683)
Balance, end of the period	-	-
21. Warrants

	Number of warrants	Warrants amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
		$	$
Opening balance, November 1, 2023	51,266,522	12,740	5.61	0.75
Warrants expired	(46,309,556)	(8,008)	0.58	—	2/22/2024 - 05/26/2024
Warrants exercised	(104,600)	(100)	2.73	2.98	7/22/2027
Balance, October 31, 2024	4,852,366	4,632	2.73	2.98	7/22/2027

Warrants exercised	(22,800)	(22)	2.73	2.23	7/22/2027
Warrants issued (i)	3,836,317	6,863		4.96	7/16/2030
Balance, July 31, 2025	8,665,883	11,473	2.73	3.44
(i) The company issued 3,836,317 warrants in connection with the loan (refer to Note 13). Warrants are classified as derivative financial liabilities and are measured at fair value on initial recognition. They are remeasured at each reporting date with changes in fair value recognized in profit or loss.The warrants were valued at $6,863 as of July 31, 2025 using the Black-Scholes model, and the following assumptions were used: 30 day VWAP stock price of $3.14; expected life of 5 years; expected annual volatility 72%; exercise price of $3.91; and a risk free return of 3.10%.

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

22. Loss per share

	Three months ended July 31,		Nine months ended July 31
	2025	2024	2025	2024
	$	$	$	$
Net income (loss) for the period	832	825	(4,693)	991
Non-controlling interest portion of net income (loss)	234	(108)	415	(639)
Net income (loss) attributable to the owners of the Company	598	717	(5,108)	352
	#	#	#	#
Weighted average number of common shares - basic	81,315,970	80,390,487	81,042,769	79,175,050
Basic income (loss) per share	0.01	0.01	(0.06)	—

Weighted average number of common shares - diluted	88,578,366	81,096,047	81,042,769	79,880,613
Diluted income (loss) per share	0.01	0.01	(0.06)	—
During the three months ended July 31, 2025 the Company reported a net income therefore common share equivalents are considered to calculate the diluted income per share. During the nine months ended July 31, 2025 the Company reported a net loss therefore common share equivalents are not considered to calculate the diluted income per share.
23. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these condensed interim consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(a) Fair value
The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities (excluding long term GICs) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Secured Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Secured Debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
-The Junior Secured Convertible Loan is evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Loan is initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded in the consolidated statement of loss and comprehensive loss. The Warrants issued with the Junior Secured Convertible Loan are valued by the Company based on level 3 inputs and the Black-Scholes-Merton valuation model for financial instruments (i.e. spot price determined as 30-day VWAP, risk-free rate as per the Bank of Canada, stock price volatility). A 5% change in expected volatility would change the warrant liability by approximately $400.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	July 31, 2025	October 31, 2024
	$	$
Current (for less than 30 days)	2,133	2,619
31 – 60 days	35	79
61 – 90 days	139	19
Greater than 90 days	1,992	1,116
Less allowance	(748)	(525)
	3,551	3,308
Accounts receivable consists primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the three and nine months ended ended July 31, 2025 $2 and $6 (July 31, 2024 $96 and $98) in trade receivables were written off against the loss allowance due to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.
(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	2025	2026-2027	2028-2029	2030 and beyond
	$	$	$	$	$
Accounts payable and accrued liabilities	21,829	21,829	–	–	–
Income tax payable	1,603	1,603	–	–	–
Notes payable	335	7	27	27	275
Interest bearing loans and borrowings	11,225	1,164	10,061	–	–
Secured Debentures	22,350	450	3,600	18,300	–
Convertible debt	36,000	350	2,400	2,400	30,850
Undiscounted lease obligations	48,509	3,359	12,280	10,807	22,063
Total	141,851	28,762	28,368	31,534	53,188
(d) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with a variable interest rate.
At July 31, 2025, approximately 82% of the Company’s borrowings are at a fixed rate of interest (October 31, 2024: 64%).
Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the annual interest payment by approximately +/- $101 (October 31, 2024 : $129).
(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2025 were as follows:

As at	July 31, 2025				October 31, 2024
(Canadian dollar equivalent amounts of GBP, EUR, USD)	GBP	EUR	USD	Total	Total
	$	$	$	$	$
Cash	161	226	1,248	1,635	3,292
Trade and other receivables	102	16	99	217	442
Accounts payable and accrued liabilities	(124)	(235)	(377)	(736)	(2,869)
Net monetary assets	139	7	970	1,116	865
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $48 (October 31, 2024 - $19). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $— (October 31, 2024 - $2), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $7 (October 31, 2024 - $28). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
24. Segmented information
The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited consolidated financial statements. The comparative information has been prepared in accordance with

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.
(a) Performance by operational segment

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the three months ended July 31,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Total revenue	$145,792	$123,092	$3,898	$8,593	$149,690	$131,685
Gross profit	$38,889	$32,193	$1,202	$3,261	$40,091	$35,454
Income (loss) from operations	$6,636	$2,964	$(2,897)	$91	$3,739	$3,055

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the nine months ended July 31,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Total Revenue	$414,597	$353,922	$15,358	$30,089	$429,955	$384,011
Gross profit	$106,162	$93,342	$4,840	$13,405	$111,002	$106,747
Income (loss) from operations	$12,681	$6,734	$(7,943)	$1,100	$4,738	$7,834
	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
As at July 31, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Current assets	$95,625	$75,161	$7,977	$10,628	$103,602	$85,789
Non-current assets	$128,945	$128,719	$27,842	$31,700	$156,787	$160,419
Current liabilities	$51,908	$56,741	$4,151	$4,739	$56,059	$61,480
Non-current liabilities	$57,708	$35,788	$3,131	$3,428	$60,839	$39,216
Corporate overhead is allocated to bricks-and-mortar and e-commerce based on a percentage of revenue for the nine months ended July 31, 2025 as 97% bricks-and-mortar and 3% e-commerce (July 31, 2024 92% bricks-and-mortar and 8% e-commerce).

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
(b) Performance by geographical market

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31,	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Total revenue	$145,792	$123,092	$3,746	$8,153	$152	$440	$149,690	$131,685
Gross profit	$38,888	$32,193	$1,146	$2,974	$57	$287	$40,091	$35,454
Income (loss) from operations	$6,478	$2,964	$(2,563)	$73	$(176)	$18	$3,739	$3,055

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31,	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Total revenue	$414,597	$353,922	$14,746	$28,684	$612	$1,405	$429,955	$384,011
Gross profit (loss)	$106,162	$93,342	$4,602	$12,520	$238	$885	$111,002	$106,747
Income (loss) from operations	$11,953	$6,734	$(6,520)	$359	$(695)	$741	$4,738	$7,834
	Canada	Canada	USA	USA	International	International	Total	Total
As at July 31, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Current assets	$96,394	$77,037	$6,862	$7,940	$346	$812	$103,602	$85,789
Non-current assets	$129,095	$129,115	$24,481	$27,634	$3,211	$3,670	$156,787	$160,419
Current liabilities	$52,678	$57,692	$3,131	$3,580	$250	$208	$56,059	$61,480
Non-current liabilities	$58,862	$36,680	$1,687	$2,252	$290	$284	$60,839	$39,216
Corporate overhead is included in the geographical market in which it was incurred.
25. Related party transactions
As at July 31, 2025, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
(a) Operational transactions
An office and warehouse unit (27,000 sq ft) has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that ends on December 31, 2028 with one additional 5-year term extension exercisable remaining at the option of the Company.
(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
26. Right-of-use assets and lease liabilities
The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	Total
$
Opening balance, November 1, 2024	36,525
Net additions	9,323
Terminations	(2,003)
Depreciation expense for the period	(8,282)
Balance, July 31, 2025	35,563

Lease Liabilities	Total
$
Opening balance, November 1, 2024	40,207
Additions	9,174
Terminations	(1,969)
Foreign currency translation	(16)
Lease Liability payments	(7,398)
Balance, July 31, 2025	39,998
Less current portion	(9,746)
Non-current	30,252
During the three and nine months ended July 31, 2025, the Company also paid $1,486 and $4,211 (July 31, 2024: $1,405 and $3,733) in variable operating costs associated to the leases which are expensed under general and administrative expenses.
27. Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt or issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings, as required.
28. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
29. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	Balance as at July 31, 2025	Balance as at October 31, 2024
	$	$
Total current assets	4,204	5,482
Total non-current assets	5,563	6,365
Total current liabilities	(948)	(1,496)
Total non-current liabilities	(365)	(758)

	Three months ended July 31,		Nine Months Ended July 31,
	2025	2024	2025	2024
	$	$	$	$
Revenues for the year ended	4,155	4,149	12,692	11,937
Net income for the year ended	412	56	466	1,563
Total Comprehensive income (loss)	104	(155)	210	1,775
The net change in non-controlling interests is as follows:

As at	July 31, 2025	October 31, 2024
	$	$
Opening balance, beginning of the period	2,240	2,110
Share of income for the period - Saturninus Partners	87	116
Share of income for the period - NAC OCN Ltd.Partnership	232	208
Share of income for the period - NAC Thompson North Ltd. Partnership	211	182
Share of income for the period - Enigmaa Ltd.	(117)	(116)
Share of income for the period - NuLeaf	-	136
Purchase of NuLeaf	-	(196)
Distribution - Saturninus Partners	-	(200)
Distribution - NAC OCN Ltd. Partnership	(305)	-
Distribution - NAC Thompson North Ltd.	(262)	-
Balance, end of the period	2,088	2,240

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
30. Subsequent events
1.Remexian Pharma GmbH (“Remexian”) is a German pharmaceutical company engaged in the importation and wholesale of medical cannabis. On September 1, 2025, the Company acquired 51% of the outstanding shares of Remexian for a preliminary estimated purchase price of $42.4 million (€26.4 million), subject to certain adjustments on closing (the “Transaction”). The total purchase consideration consisted of: $17.8 million (€11.1 million) in common shares of High Tide, $12.3 million in cash (€7.65 million), and $12.3 million (€7.65 million) paid via loans from the sellers (the “Loan”). The Loan will mature on December 31, 2029, bear 7% annual interest (paid quarterly), and be prepayable at any time by the Company with no penalty.
Under the agreement, the Company has an option to acquire the remaining 49% interests in Remexian not held by High Tide, (the “Call Option”). The Call Option will be exercisable at any time for a period of five (5) years, following the twenty-four (24) month anniversary of the Closing (the “Call Option Term”). The Call Option is exercisable at an enterprise value equal to the trailing twelve months of Adjusted EBITDA multiplied by (i) 4 if the Call Option is exercised in the first twelve (12) months of the Call Option Term, or (ii) 3.64065 if exercised thereafter. In addition, Remexian’s owners have an option to put to High Tide, the remaining interests in Remexian not held by High Tide (the “Put Option”), at the same enterprise value as the Call Option during the same time periods.

Due to the short time period between the closing of the acquisition date and the publication of these condensed interim consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.
2.Subsequent to period end in August 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission under the Multijurisdictional Disclosure System. These filings allow the Company to offer, during the 25-month effective period, up to an aggregate of C$100,000,000 in one or more offerings of equity, debt, warrants, subscription receipts, units, convertible securities, or combinations thereof. As at the date the financial statements were authorized for issue, no securities had been issued under the shelf and no at-the-market distribution agreement had been entered into. This event is a non-adjusting subsequent event and does not affect the amounts recognized at July 31, 2025.

26